Exhibit 12

Boise Cascade Holdings, L.L.C.

Ratio of Earnings to Fixed Charges

	Year Ended December 31
	2010	2009	2008	2007	2006
	(thousands, except ratios)
Interest costs	$21,005	$22,520	$34,313	$96,802	$112,404
Capitalized interest	—	—	122	1,745	510
Interest factor related to noncapitalized leases	5,664	5,727	1,785	3,853	3,164
Total fixed charges	$26,669	$28,247	$36,220	$102,400	$116,078

Income (loss) before income taxes and cumulative effect of accounting changes	$(5,801)	$(18,397)	$(287,508)	$135,685	$75,202
Undistributed (earnings) losses of less than 50%-owned entities, net of distributions	(1,889)	(36,690)	219,402	—	—
Total fixed charges	26,669	28,247	36,220	102,400	116,078
Total earnings (losses) before fixed charges	$18,979	$(26,840)	$(31,886)	$238,085	$191,280

Ratio of earnings to fixed charges	0.71	(0.95)	(0.88)	2.33	1.65

Excess of fixed charges over earnings before fixed charges	$7,690	$55,087	$68,106	$—	$—